Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Despatch of Circular and

Notice of Extraordinary General Meeting to Shareholders

Singapore, May 14, 2024: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today announced that it has despatched a circular (the “Circular”) to the shareholders of the Company (the “Shareholders”) in connection with the proposed selective capital reduction of the Company (the “Selective Capital Reduction”) pursuant to Section 78G of the Companies Act 1967 of Singapore.

Under the terms of the proposed Selective Capital Reduction, on the effective date of the Selective Capital Reduction (the “Effective Date”) all of the ordinary shares of the Company (the “Shares”) held by Shareholders other than Shares held by Good Falkirk (MI) Limited (“GF”) will be cancelled and Shareholders (other than GF) as of the Effective Date will be entitled to receive US$14.25 in cash for each cancelled Share.

The Company will hold an extraordinary general meeting of the Company (the “EGM”) in connection with the proposed Selective Capital Reduction. Notice of the EGM is set out in the Circular. Shareholders as of the record date of May 10, 2024 at 06:00 United States Eastern Daylight Time / 12:00 South Africa Standard Time may vote at the EGM. The EGM will be held on June 20, 2024 at 06:00 United States Eastern Daylight Time / 12:00 South Africa Standard Time / 18:00 Singapore Standard Time, virtually via a live audio-visual webcast and a live audio-only stream. In order to virtually attend the EGM, Shareholders are required to pre-register and may submit questions at the Company’s website www.grinshipping.com/EGMRegistration2024, in each case, by June 17, 2024. The notice of EGM, as set out in the Circular, includes a form of proxy and voting instruction and is available at the Company’s website www.grinshipping.com/Content/EventsPresentationsAndNotices and is also being posted to Shareholders who have made the appropriate election.

In order for Shareholders to cast a vote, a “Form of Proxy and Voting Instruction” must be completed, in each case, no later than 06:00 United States Eastern Daylight Time / 12:00 South Africa Standard Time on June 17, 2024 and submitted as follows:

(i)	by Shareholders whose name is reflected in the Company’s register of members to Continental Stock Transfer & Trust Company via email to proxy@continentalstock.com or by mail to 1 State Street, 30th Floor, New York, NY 10004-1561;
(ii)	by Shareholders in South Africa to such Shareholder’s respective broker, dealer, securities depository or other intermediary through which their interests are held in South Africa; and
(iii)	by Shareholders outside of South Africa to (a) such Shareholder’s respective broker, dealer, securities depository or other intermediary through which their interests are held, (b) Vote Processing, c/o BROADRIDGE at 51 Mercedes Way, Edgewood, NY 11717, (c) via telephone voting at BROADRIDGE at +1-800-454-8683, or (d) via online voting at PROXYVOTE.COM, which requires the 16-digit Control Number printed on the Voting Instruction Form from Broadridge.

The Circular provides detailed information about the proposed Selective Capital Reduction. Shareholders should carefully read and consider the Circular and its appendices as it contains important information about the EGM, the Selective Capital Reduction and how the Selective Capital Reduction affects Shareholders.

For questions concerning the proposed Selective Capital Reduction, the EGM or the Circular, or requests for additional copies of the Form of Proxy and Voting Instruction, or help voting Shares, please contact EGM2024@grindrodshipping.com.

About Grindrod Shipping

Grindrod Shipping predominantly owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of handysize and supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, and Tokyo. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; cyclicality of the drybulk industry, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk shipping industry, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk industry; seasonal fluctuations within the drybulk industry; Grindrod Shipping’s ability to employ Grindrod Shipping’s vessels in the spot market and Grindrod Shipping’s ability to enter into time charters after Grindrod Shipping’s current charters expire; general economic conditions and conditions in the coal industry; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of Grindrod Shipping’s customers; the failure of counterparties to Grindrod Shipping’s contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute Grindrod Shipping’s growth strategy; international political conditions, including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the conflict between Russia and Ukraine; fluctuations in interest rates and foreign exchange rates and changes in the method pursuant to which the Secured Overnight Financing Rate and other benchmark rates are determined; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, Grindrod Shipping’s liquidity and the adequacy of cash flows for Grindrod Shipping’s operations; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of Grindrod Shipping’s vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and Grindrod Shipping’s ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; and the other factors set out in “Item 3. Key Information-Risk Factors” in Grindrod Shipping’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on March 27, 2024. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact: Edward Buttery CEO Grindrod Shipping Holdings Ltd. 1 Temasek Avenue, #10-02 Millenia Tower, Singapore, 039192 Email: ir@grindrodshipping.com Website: www.grinshipping.com	Investor Relations: Email: ir@grindrodshipping.com